                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                           PROFESSIONAL BANCORP, INC.
                           --------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    743112104
                                    ---------
                                 (CUSIP NUMBER)

 JOANN M. STRASSER, ESQ., BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
            ---------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 10, 1996
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 17 PAGES)

-----------------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743112104              SCHEDULE 13D                 PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 George E. Fern Co.
--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [   ]
        ------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    Ohio
--------------------------------------------------------------------------------
NUMBER OF SHARES                     7.       SOLE VOTING POWER          60,270
BENEFICIALLY OWNED                   ------------------------------------------
BY EACH REPORTING                    8.       SHARED VOTING POWER             0
PERSON WITH                          ------------------------------------------
                                     9.       SOLE DISPOSITIVE POWER     60,270
                                     ------------------------------------------
                                     10.      SHARED DISPOSITIVE POWER        0
                                     ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. George E. Fern Co. beneficially owns 60,270 shares of common stock and disclaims beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. George E. Fern Co. beneficially owns 4.6% and disclaims beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that George E. Fern Co. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

CUSIP NO. 743112104              SCHEDULE 13D                 PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 Martin S. Goldfarb, M.D.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [   ]
         -----------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    US
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7.       SOLE VOTING POWER          22,050
BENEFICIALLY OWNED                  ------------------------------------------
BY EACH REPORTING                   8.       SHARED VOTING POWER             0
PERSON WITH                         ------------------------------------------
                                    9.       SOLE DISPOSITIVE POWER     22,050
                                    ------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER        0
                                    ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Martin S. Goldfarb, M.D. beneficially owns 22,050 shares of common stock and disclaims beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Martin S. Goldfarb, M.D. beneficially owns 1.7% and disclaims beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that Martin S. Goldfarb, M.D. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

CUSIP NO. 743112104              SCHEDULE 13D                 PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mark B. and Pamela G. Kuby
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]
        ------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    US
--------------------------------------------------------------------------------

NUMBER OF SHARES                    7.       SOLE VOTING POWER               0
BENEFICIALLY OWNED                  ------------------------------------------
BY EACH REPORTING                   8.       SHARED VOTING POWER        26,250
PERSON WITH                         ------------------------------------------
                                    9.       SOLE DISPOSITIVE POWER          0
                                    ------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER   26,250
                                    ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Mark B. and Pamela G. Kuby beneficially own 26,250 shares of common stock and disclaim beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Mark B. and Pamela G. Kuby beneficially own 2.0% and disclaim beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that Mark
B. and Pamela G. Kuby are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

CUSIP NO. 743112104                SCHEDULE 13D              PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 Joel S. Moskowitz
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [   ]
         -----------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    US
--------------------------------------------------------------------------------

NUMBER OF SHARES                     7.       SOLE VOTING POWER           3,675
BENEFICIALLY OWNED                   ------------------------------------------
BY EACH REPORTING                    8.       SHARED VOTING POWER             0
PERSON WITH                          ------------------------------------------
                                     9.       SOLE DISPOSITIVE POWER      3,675
                                     ------------------------------------------
                                     10.      SHARED DISPOSITIVE POWER        0
                                     ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Joel S. Moskowitz beneficially owns 3,675 shares of common stock and disclaims beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Joel S. Moskowitz beneficially owns 0.3% and disclaims beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that Joel
S. Moskowitz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

CUSIP NO. 743112104              SCHEDULE 13D                 PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee
--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
        PF **

--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [   ]
         -----------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    US **
--------------------------------------------------------------------------------

NUMBER OF SHARES                    7.       SOLE VOTING POWER          21,000
BENEFICIALLY OWNED                  ------------------------------------------
BY EACH REPORTING                   8.       SHARED VOTING POWER             0
PERSON WITH                         ------------------------------------------
                                    9.       SOLE DISPOSITIVE POWER     21,000
                                    ------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER        0
                                    ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee beneficially owns 21,000 shares of common stock and disclaims beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee beneficially owns 1.6% and disclaims beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
    IN **
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that Milton J. Schloss Sr. Trust, Milton J. Schloss, Trustee is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

** Relates to Milton J. Schloss, Sr.

CUSIP NO. 743112104              SCHEDULE 13D                 PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA
--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]
--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
        PF **
--------------------------------------------------------------------------------

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   [   ]
         -----------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
    US **
--------------------------------------------------------------------------------

NUMBER OF SHARES                     7.       SOLE VOTING POWER          10,500
BENEFICIALLY OWNED                   ------------------------------------------
BY EACH REPORTING                    8.       SHARED VOTING POWER             0
PERSON WITH                          ------------------------------------------
                                     9.       SOLE DISPOSITIVE POWER     10,500
                                     ------------------------------------------
                                     10.      SHARED DISPOSITIVE POWER        0
                                     ------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA beneficially owns 10,500 shares of common stock and disclaims beneficial ownership of the remaining shares.)*
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [    ]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA beneficially owns 0.8% and disclaims beneficial ownership of the remaining shares).*
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
    IN **
--------------------------------------------------------------------------------

-------------------------

* The filing of this statement shall not be construed as an admission that Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

** Relates to Herbert Weiss

CUSIP NO. 743112104               SCHEDULE 13D               PAGE 8 OF 17 PAGES
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                             ADDITIONAL INFORMATION

ITEM 1            SECURITY AND ISSUER:
                  -------------------

         This schedule relates to the common stock of Professional Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 606 Broadway, Santa Monica, California 90401.

ITEM 2            IDENTITY AND BACKGROUND:
                  -----------------------

         This schedule is being filed on behalf of:

                  a.       Name:  George E. Fern Co., an Ohio corporation
                  b.       Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
                  c.       Principal Business:  Exposition Contractors
                  d.       No
                  e.       No

                  a.       Name:  George J. Budig*
                  b.       Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
                  c.       Principal Business:  President of George E. Fern Co.
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Otto M. Budig, Jr.*
                  b.       Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
                  c.       Principal Business:       Vice President of Parsec, Inc., a transportation business, located at:  1100 Gest Street, Cincinnati, Ohio  45203
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Martin S. Goldfarb, M.D.
                  b.       Business Address:         2080 Century Park East, Suite 1806, Los Angeles,
                                                     California 90067
                  c.       Principal Occupation:  Doctor of Medicine
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

-----------------------

* Information regarding George J. Budig and Otto M. Budig, Jr. is provided pursuant to General Instruction C of Schedule 13D due to their affiliations with George E. Fern Co.

CUSIP NO. 743112104             SCHEDULE 13D                  PAGE 9 OF 17 PAGES
--------------------------------------------------------------------------------

                  a.       Name:  Mark B. Kuby
                  b.       Business Address:  8014 Plainfield Road, Cincinnati, Ohio  45236
                  c.       Principal Occupation:  Physician
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Pamela G. Kuby
                  b.       Business Address:  8014 Plainfield Road, Cincinnati, Ohio  45236
                  c.       Principal Occupation:  Homemaker
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Joel S. Moskowitz
                  b.       Business Address:    4300 Carew Tower, 441 Vine Street, Cincinnati,
                                                Ohio 45202
                  c.       Principal Occupation:       Attorney - Moskowitz & Moskowitz, 4300 Carew
                                                       Tower, 441 Vine Street, Cincinnati, Ohio  45202
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Milton J. Schloss (Recordholder:  Milton J. Schloss Sr. Trust)
                  b.       Business Address:  1385 Tennessee Avenue, Cincinnati, Ohio  45229
                  c.       Principal Occupation:  Retired
                  d.       No
                  e.       No
                  f.       Citizenship:  United States

                  a.       Name:  Herbert B. Weiss (Recordholder:  Delaware Charter Guarantee &
                                  Trust, FBO Herbert Weiss IRA)
                  b.       Business Address:   1800 Provident Tower, 1 East Fourth Street, Cincinnati,
                                               Ohio  45202
                  c.       Principal Occupation: Attorney - Keating, Muething & Klekamp, 1800
                                                    Provident Tower, 1 E. 4th Street, Cincinnati, Ohio 45202
                  d.       No
                  e.       No
                  f.       Citizenship:  United States


ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
                  -------------------------------------------------

         This schedule is being filed as a result of the formation of a group (the "Reporting Persons") as described in Rule 13d-5(b)(1) of the Exchange Act (the "Act"), under which Rule a group shall be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Act, of all equity securities of an issuer owned by the group. This schedule is not being filed to report the purchase of securities of the issuer and, therefore, there is no material information with respect to the source or amount of funds or other consideration used or to be used in making purchases. The filing of this schedule shall not be construed as an admission by the Reporting Persons that any of

CUSIP NO. 743112104               SCHEDULE 13D              PAGE 10 OF 17 PAGES
--------------------------------------------------------------------------------

the Reporting Persons is the beneficial owner of the securities owned by the other Reporting Persons, and each Reporting person affirmatively disclaims beneficial ownership of the securities owned by the other Reporting Persons.

ITEM 4            PURPOSE OF THE TRANSACTION:
                  --------------------------

         The Reporting Persons intend to file a proxy statement and other soliciting materials urging the shareholders to withhold or revoke the management solicited proxy for the annual meeting of shareholders scheduled for June 19, 1996. In addition, the Reporting Persons intend to solicit proxies from the shareholders of the Issuer for the purpose of (i) electing a slate of director candidates selected by the Reporting Persons, which will constitute a majority of the Board of Directors of the Issuer and (ii) urging the new Board to consider replacing one or more of the current executive officers of the Issuer.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER:
                  ------------------------------------

         (a) The number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is as follows:

                  George E. Fern Co.                                             60,270                             4.6%
                  Martin S. Goldfarb, M.D.                                       22,050                             1.7%
                  Mark B. and Pamela G. Kuby                                     26,250                             2.0%
                  Joel S. Moskowitz                                               3,675                             0.3%
                  Milton J. Schloss Sr. Trust,
                   Milton J. Schloss Sr, Trustee                                 21,000                             1.6%
                  Delaware Charter Guarantee &
                   Trust, FBO Herbert B. Weiss IRA                               10,500                             0.8%
                                                                                =======                            =====

                           TOTAL                                                143,745                            11.0%

         (b) Each Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such Reporting Person's respective shares of the Issuer's common stock.

         (c)      N/A

         (d)      N/A

         (e)      N/A

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
                  --------------------------------------------------------------

         The Reporting Persons have agreed to form a shareholder committee for the purposes described in Item 4.

ITEM 7            MATERIALS TO BE FILED AS EXHIBITS:
                  ---------------------------------

         Exhibit 1 - Joint Filing Agreement

CUSIP NO. 743112104                 SCHEDULE 13D            PAGE 11 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 16, 1996

                                    GEORGE E. FERN CO.

                                    By: _____________________________________
                                             George J. Budig, President

CUSIP NO. 743112104                  SCHEDULE 13D            PAGE 12 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 17, 1996

                                      ------------------------------------------
                                      Martin S. Goldfarb, M.D.

CUSIP NO. 743112104                  SCHEDULE 13D            PAGE 13 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 16, 1996

                                    ------------------------------------------
                                    Mark B. Kuby

Dated:  May 16, 1996

                                    ------------------------------------------
                                    Pamela G. Kuby

CUSIP NO. 743112104                SCHEDULE 13D              PAGE 14 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 16, 1996

                                      ------------------------------------------
                                      Joel S. Moskowitz

CUSIP NO. 743112104              SCHEDULE 13D                PAGE 15 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 17, 1996

                                     MILTON J. SCHLOSS, SR. TRUST

                                     By:  _____________________________________
                                              Milton J. Schloss, Sr., Trustee

CUSIP NO. 743112104               SCHEDULE 13D               PAGE 16 OF 17 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 16, 1996

                                      DELAWARE CHARTER GUARANTEE &

                                       TRUST, FBO Herbert Weiss, IRA

                                      By:  _____________________________________
                                               Herbert B. Weiss